Exhibit 99.1

Brazil Potash Awards Front End Engineering Design (FEED) Contract For Mine Shafts and Underground Development to WSP UK Ltd., with Redpath Deilmann Mining Inc. as Subconsultants, Completing Full-Project FEED Coverage at Autazes

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With both FEED programs now awarded, Brazil Potash has secured comprehensive engineering design coverage across the entire Autazes Project, a key requirement for construction debt financing discussions currently underway with Development Finance Institutions (DFIs) and Export Credit Agencies (ECAs)

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Redpath Mining Inc., with 500+ shafts completed globally including among the most complex potash shafts of the last decade, engaged as subconsultants under the FEED for mine shafts and underground development, the critical path that defines the entire Autazes Project construction schedule

•	Following the award of the Surface Facilities and Infrastructure FEED to Wood and Promon Engenharia, this award completes full engineering design coverage across the entire Autazes Project

MANAUS, Brazil, June 17, 2026 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a mineral exploration and development company advancing the Autazes potash project in Amazonas State, Brazil (the “Autazes Project” or “Project”), is pleased to announce the award of a second Front-End Engineering Design (“FEED”) contract for mine shafts and underground development to WSP UK Ltd., with Redpath Deilmann (“Redpath”) as subconsultants for the mine shafts scope.

“Awarding this second FEED to WSP and Redpath means every component of the Autazes Project, both underground and surface, now has world-class engineering teams behind it. Redpath is among the most experienced teams globally in potash shaft sinking, and bringing them to Autazes gives our lenders and partners the engineering rigor they need to move forward. We are one step closer to the day Brazil stops importing 95% of its own fertilizer,” said Raphael Bloise, Project Director of Brazil Potash.

WSP UK Ltd. and Redpath were selected for their extensive global experience in potash shaft sinking, proven capability under complex geotechnical conditions, and Brazilian regulatory alignment through a standalone agreement with WSP Brasil.

Completing the FEED Program: Mine Shafts and the Path to Financing

With the Surface Facilities and Infrastructure FEED already awarded to Wood and Promon Engenharia, this award closes the loop on engineering design across the full Autazes scope. Mine shafts and underground development will now be developed to the same level of engineering fidelity as the surface works, creating a unified, lender-ready engineering basis for the entire Project. The completion of FEED studies is a critical milestone for securing construction debt financing, which is currently being advanced through ongoing dialogue with Development Finance Institutions and Export Credit Agencies. The FEED phase converts conceptual and pre-feasibility premises into detailed engineering documentation intended to support lender due diligence, establishing the foundations required for bankability, investment readiness, and long-lead procurement.

Global Expertise in Deep Potash Shafts and Critical-Path Risk

Redpath has participated in and delivered shaft sinking works on more than 500 shafts worldwide, including numerous historic shafts in the Saskatchewan potash basin in Canada, as well as major recent potash projects such as Jansen, Woodsmith, Rocanville, K3, and Nezhinsky, employing ground freezing and grouting techniques together with both mechanized and conventional shaft sinking methods, some of which have been completed and others are currently under execution.

Shaft sinking constitutes the critical path for the Autazes Project, the two shafts define the entire construction schedule. All subsequent infrastructure, including the processing plant, tailings, logistics, and underground development, depends on the timely and safe completion of the shafts.

WSP UK Ltd. and WSP Brasil: Engineering Backbone and Regulatory Integration

While Redpath leads shaft sinking and constructability, WSP UK Ltd. contributes the engineering backbone of the FEED — covering geomechanical analysis, freeze modelling, shaft liner design, and structural assessments. WSP Brasil supports compliance with Brazilian regulatory frameworks, integrating local execution with global engineering standards. Together, this integrated team is designed to provide lenders with confidence that the FEED meets both international best practice and Brazilian regulatory requirements.

Contractual Framework

The estimated total value of the FEED contract, subject to authorization of subsequent phases, is USD 26 million. At this time only the first phase, Early Works, has been awarded and spans 12 months with a value of USD 4.3 million and encompasses geotechnical investigation, freeze modelling, basis of design development, and the regulatory and engineering foundations required to advance to full FEED execution.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently targeting a reduction of an estimated 1.4 million tons per year of GHG emissions.

Forward-Looking Statements Disclaimer

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates”, “believes”, “intends”, “will”, “estimates”, “plans”, “may” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the anticipated benefits of the Autazes Project to Brazil’s agricultural sector, expected production volumes, the Company’s potential engagement with development finance institutions and export credit agencies, the expected benefits and timeline of the FEED study, the anticipated capabilities of the Redpath and WSP consortium, estimated greenhouse gas emissions reductions, and the status of the Company’s project, government regulation and environmental regulation, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, for the IPO filed with the SEC, the Company’s most recent annual report on Form 20-F filed with the SEC and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com